June 26, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joel Parker
Ms. Linda Cvrkel
Ms. Hillary Daniels
Mr. James Lopez

RE:	Express Scripts Holding Company
Form 10-K for the year ended December 31, 2016
Filed February 14, 2017
File No. 1-35490

Ladies and Gentlemen:

Express Scripts Holding Company (the “Company”) is responding to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 30, 2017 on the above referenced filing. For your convenience, we have reproduced below in bold the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have produced our response immediately below each comment.

Form 10-K for the year ended December 31, 2016

Business, page 2

1.	We note the list of PBM products and services on page 7 and described on pages 3-6. Please advise us which ones constitute a class of similar products or services accounting for 10 percent or more of consolidated revenue. See Item 101(c)(1)(i) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that our Pharmacy Benefit Management (“PBM”) products and services are all in the same class of similar products and services within the meaning of Item 101(c)(1)(i). We believe our products and services constitute a single class because they are provided in an integrated offering to our clients and provided to the same types of clients and patients. The design and administration of these products and services are interrelated, dependent upon each other, and comprise the integrated PBM offering our clients employ to manage their prescription drug benefits.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

2.	We note the Overview discussion addresses revenues but not expenses. Please revise to describe the significant components of expenses in order to provide an understanding of your results of operations. Consider including a discussion of your rebates and how significant components of expenses incurred by your network revenues differ from those of your home delivery and specialty revenues. See item 303(a)(3)(i) of Regulation S-K. In addition, quantify for us the amount of rebates recorded as a reduction of cost of revenues and the portion of the rebate payable to customers which is recorded [a] reduction of revenues.

Response:

We acknowledge the Staff’s comment and, in response, in future filings, we will include in our Overview discussion in Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K (and in Item 2 of our Quarterly Report on Form 10-Q) disclosure regarding our significant components of expenses, together with a revised description of our revenues, the significant elements that comprise our revenues and cost of revenues, including, among others, manufacturer rebates, and what we consider the key drivers that impact our revenues and cost of revenues. We previously disclosed these items within various areas of our Form 10-K, specifically the section captioned “Results of Operations” in Item 7 and Item 8 — Consolidated Financial Statements and Supplementary Data, Note 1—Summary of significant accounting policies, and have incorporated them into a revised Overview discussion, as illustrated by the underlined edits, below.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

As the largest stand-alone pharmacy benefit management (“PBM”) company in the United States, we provide a full range of services to our clients, which include managed care organizations, health insurers, third-party administrators, employers, union-sponsored benefit plans, workers’ compensation plans, government health programs, providers, clinics, hospitals and others. We report segments on the basis of the products and services we offer and have determined we have two reportable segments: PBM and Other Business Operations. Our integrated PBM services include clinical solutions, Express Scripts SafeGuardRx, specialized pharmacy care, home delivery pharmacy services, specialty pharmacy services, retail network pharmacy administration, benefit design consultation, drug utilization review, drug formulary management, Medicare, Medicaid and Public Exchange offerings, administration of a group purchasing organization and consumer health and drug information.

Through our Other Business Operations segment, we provide distribution services of specialty pharmaceuticals and medical supplies to providers, clients and hospitals and provide consulting services for pharmaceutical and biotechnology manufacturers to collect scientific evidence to guide the safe, effective and affordable use of medicines.

Revenues generated by our segments can be classified as either tangible product revenues or service revenues. We earn tangible product revenues from the sale of prescription drugs by retail pharmacies in our retail pharmacy networks and from dispensing prescription drugs from our home delivery and specialty pharmacies. Service revenues include administrative fees associated with the administration of retail pharmacy networks contracted by certain clients, informed decision counseling services and certain specialty pharmacy services. Tangible product revenues generated by our PBM and Other Business Operations segments represented 98.3% of revenues for the year ended December 31, 2016, as compared to 98.0% and 98.4% for the years ended December 31, 2015 and 2014, respectively.

Our PBM revenues are primarily comprised of:

(1) total prescription price, which includes a negotiated price with the client and a fee related to dispensing at retail pharmacies;

(2) member co-payments;

(3) administrative and service fees; and

(4) offsets to revenues that we consider client discounts, which include manufacturer rebates payable to clients, obligations under financial and service guarantees to clients, and pricing discounts.

Cost of revenues of our PBM business are primarily comprised of:

(1) ingredient cost;

(2) a dispensing fee at retail;

(3) direct costs associated with dispensing prescriptions, including direct processing labor and shipping and handling costs;

(4) member co-payments to retail pharmacies; and

(5) purchase discounts, which are an offset to cost of revenues and include volume discounts and rebates received from manufacturers.

We believe the key drivers that impact PBM revenues and cost of revenues are claims volume, claims mix and price.

•	As our claims volume increases or decreases, our associated revenues and cost of revenues correspondingly increase or decrease. Our gross profit also could increase or decrease as a result of changes in purchasing discounts.

•	The mix of claims generally includes the type of drug adjudicated and the distribution method in which a claim is dispensed. As our mix of drugs changes, our associated revenues and cost of revenues correspondingly may increase or decrease. The primary driver of fluctuations within our mix of claims is the generic fill rate. Generally, higher generic fill rates reduce PBM revenues, as generic drugs are typically priced lower than the branded drugs they replace. However, as ingredient cost paid to pharmacies on generic drugs is incrementally lower than the price charged to our clients, higher generic fill rates generally have a favorable impact on our gross profit. The home delivery generic fill rate is currently lower than the network generic fill rate as fewer generic substitutions are available among maintenance medications (e.g. therapies for chronic conditions) commonly dispensed from home delivery pharmacies as compared to acute medications, which are primarily dispensed by pharmacies in our retail networks.

•	Our PBM contract pricing is impacted by our ability to negotiate pharmacy network contracts, pharmaceutical and wholesaler purchasing contracts, and manufacturer rebate contracts. Through our integrated set of solutions, we are able to reduce the rate of increase of our clients’ prescription drug spend, and, in some cases, lower our clients’ prescription drug costs, which may ultimately reduce our revenues while positively affecting our gross profit. We refer to the management of these solutions as “management of supply chain.” Inflation also impacts our pricing. Most of our contracts provide that we bill clients and pay pharmacies based on a generally recognized price index for pharmaceuticals and accordingly, the rate of inflation with respect to prescription drugs and our efforts to manage the impact of inflation for our clients can affect our revenues and cost of revenues.

With respect to the Staff’s comment to quantify the amount of rebates recorded as a reduction of cost of revenues and the portion of the rebate payable to customers recorded as a reduction of revenues, we provide the following brief overview of how we offer our clients an integrated suite of products and services and how such features and their associated pricing structure may differ for each client. We believe this will assist the Staff in understanding how rebates are one of several components of our pricing structure that is part of the integrated PBM offering we provide our clients.

Our industry is driven by the need for our clients to control their prescription drug costs. We create value for our clients by developing formularies, ensuring adequate access to care and negotiating with pharmaceutical companies and pharmacies to bring down the cost of drugs. Our product and service offerings are designed to achieve cost savings for our clients by working together as an integrated solution that targets various points of the pharmaceutical supply and delivery chain to better control the overall cost of prescription drugs.

The various products and services selected by a client are included under a single contract as an integrated PBM offering. The pricing for our PBM offering depends upon the benefit design selected by each individual client. The overall pricing in our client contracts depends on several components, including ingredient costs, administrative fees and rebates. We customize the economics of each client contract based on the client’s assessment of how it can cost effectively deliver the pharmacy benefit package that provides appropriate care and value to its members. For example, one client may prefer to keep a greater percentage of rebates and compensate us for our services through greater administrative fees, while another client may prefer to keep a smaller percentage of rebates in exchange for reduced administrative fees. Furthermore, client pricing varies based on the mix of prescriptions dispensed — specifically the type of drug and the distribution method by which the drug is dispensed. For example, one client may prefer to incentivize its members to use home delivery or generic drugs, while another client may prefer to offer its members a broader choice of retail pharmacies and access to brand drugs. Regardless of the specific benefit design selected by a client, the ultimate PBM offering is a pharmacy benefit package that is designed to help the client control the cost of drugs and achieve better health outcomes for its members.

Given the variety of products and services that clients may include in the design and administration of their pharmacy benefits packages and the various forms of pricing arrangements we enter into with our clients, increases or decreases in individual components of our revenues or cost of revenues may not correlate directly with our gross profit or our overall financial results. Accordingly, we believe that quantification of rebates would be misleading to investors because it is only one of several measures of pricing in any given client contract and, given the interplay of our revenues and costs of revenues as discussed above, the aggregate amount of rebates we receive from manufacturers or pass through to our clients is not necessarily indicative of our results of operations. In addition, rebates are only one of several components of the overall pricing structure we offer and negotiate separately with each of our clients, the quantification of which would put us at a competitive disadvantage.

The most significant component of our total expenses is ingredient costs, which we discuss along with the other components of our cost of revenues, in the revised disclosure above. Ingredient cost is a component of expense we incur across each of our delivery channels and, therefore, a discussion of such costs incurred by network revenues separate from those of home delivery and specialty revenues would not be meaningful to an understanding of our results of operations. To the extent our other components of cost of revenues, as discussed above, are material to our network cost of revenues or our home delivery and specialty cost of revenues, we will discuss them in our results of operations. Accordingly, we discuss total cost of revenues within Item 7 as it relates to our integrated PBM offering, irrespective of delivery channel.

Results of Operations, page 35

3.	In your analysis of results of operations, you often attribute changes in line items to a combination of several different factors. For example, you disclose that the 9% network pharmacy revenue decrease relates primarily to the expected roll off of certain clients, better management of supply chain, lower claims volume from other existing clients and an increase in the network generic fill rate, partially offset by inflation on branded drugs. When you list multiple factors that contributed to line item changes, please revise your disclosure to quantify, if possible, the impact of each material factor that you discuss. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of Release No. 33-6835.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that, in future filings, in our discussion of our results of operations, we will quantify our key drivers (claims volume, claims mix and price) and such other factors, if possible, if material to the line item changes.

Schedule II, Valuation and Qualifying Accounts and Reserves, page 90

4.	We note that only the activity in your allowance for doubtful accounts has been included in Schedule II, Valuation and Qualifying Accounts and Reserves. Please tell us why your contractual allowances from third-party payers and allowance for uncollectible rebates from manufacturers have not been included on Schedule II. Refer to the guidance in Rule 12-09 of Regulation S-X. In addition, quantify for us the amount of your gross rebate receivables included in the receivables, net balance.

Response:

We acknowledge the Staff’s comments and believe our contractual allowances from third-party payors and our contractual allowances from manufacturers related to our rebate receivables do not meet the definition of valuation and qualifying accounts within Rule 12-09 of Regulation S-X. Our reserves for credit loss within accounts receivable constitute our allowance for doubtful accounts, which also equals our estimated uncollectible receivables, and are recorded as a reduction to gross accounts receivable and recorded as selling, general and administrative expense. In addition to our reserves for credit loss, we have (i) contractual allowances with payors which are recorded as a reduction within both gross accounts receivable and revenues at the time of revenue recognition, and (ii) contractual allowances with respect to our rebates receivable from manufacturers which are recorded as a reduction within both gross accounts receivable and costs of revenues when earned.

Estimates of contractual allowances are based upon the terms and conditions specified in the related contractual agreements with payors or manufacturers. The estimated reimbursement amounts are calculated on a payor-specific or manufacturer specific basis and recorded based on the best information available regarding management’s interpretation of the contract terms. We do not believe our contractual allowances with payors or our contractual allowances with manufacturers related to our rebates receivables are considered reserves for credit losses and therefore do not meet the definition of valuation and qualifying accounts within Rule 12-09 of Regulation S-X. For these same reasons, we do not believe disclosure of our gross rebate receivables included in the receivables, net balance is required under Rule 12-09 of Regulation S-X.

In response to the Staff’s comment and after further review of Note 1 — Summary of significant accounting policies in Item 8 — Consolidated Financial Statements and Supplementary Data within our Annual Report on Form 10-K, we believe the following underlined edits would better reflect the activity within our contractual allowances with payors, as well as within our rebates receivable with manufacturers. We propose including disclosure substantially in the form below within future Form 10-K filings.

Accounts receivable. The accounts receivable balance primarily includes amounts due from clients, third-party payors and members. Based on our revenue recognition policies described below, at the end of each period certain claims are unbilled. As of December 31, 2016 and 2015, unbilled receivables were $705.8 million and $2,045.2 million, respectively. Unbilled receivables are typically billed to clients within 30 days based on the contractual billing schedule agreed upon with the client.

Our reserves for credit loss in accounts receivable is our allowance for doubtful accounts of $75.0 million and $87.3 million for the years ended December 31, 2016 and 2015, respectively, which equals our estimated uncollectible receivables. This estimate is based on the current status of each customer’s receivable balance as well as current economic and market conditions. Our allowance for doubtful accounts also reflects amounts associated with member premiums for our Medicare Part D product offerings. Receivables are written off against the allowances only upon determination that such amounts are not recoverable and all collection attempts have failed. We regularly review and analyze the adequacy of these allowances based on a variety of factors, including the age of the outstanding receivable and the collection history. When circumstances related to specific collection patterns change, estimates of the recoverability of receivables are adjusted.

As of December 31, 2016 and 2015, we have contractual allowances of $115.2 million and $133.2 million, respectively, included in our contractual allowance for certain receivables from third-party payors based upon the payment terms specified in the related contractual agreements with payors. The estimated reimbursement amounts are calculated on a payor-specific basis based on the best information available regarding management’s interpretation of the contract terms and are recorded as a reduction of accounts receivable and revenue at the time revenue is recognized. As of December 31, 2016 and 2015, we also have customer credit allowances of $199.6 million and $194.7 million, respectively, which include discounts and claims adjustments issued to the customers in the form of client credits. Refer to our “Revenue recognition” section below for more information regarding these estimates that reduce revenue.

As a percent of gross accounts receivable, gross accounts receivable has been reduced by 8.5% and 10.6% at December 31, 2016 and 2015, respectively, related to our allowance for doubtful accounts, contractual allowances for certain receivables from third-party payors, contractual allowances for discounts and claims adjustments issued to the customers in the form of client credits, and contractual allowances for certain rebates receivable with manufacturers. Refer to our “Rebate accounting” section below for further discussion of our contractual allowances for certain rebates receivable with manufacturers.

As of December 31, 2016 and 2015, we have an outstanding receivable balance of approximately $95.3 million and $170.5 million, respectively, from the state of Illinois. We have not recorded a reserve against this receivable, as it is associated with a state, which continues to make payments. We believe the full receivable balance will be realized.

Rebate accounting. We administer a rebate program through which we receive rebates and administrative fees from pharmaceutical manufacturers. Rebates and administrative fees earned for the administration of this program, performed in conjunction with claims processing and home delivery services provided to clients, are recorded as a reduction of cost of revenues and the portion of the rebate and administrative fees payable to customers is treated as a reduction of revenues. The portion of rebates and administrative fees payable to clients is estimated based on historical and/or anticipated sharing percentages as defined within our contracts with clients. These estimates are adjusted to actual when amounts are paid to clients subsequent to collections from pharmaceutical manufacturers; historically, these adjustments have not been material. We pay all or a contractually agreed upon portion of such rebates to our clients. We record rebates and administrative fees receivable from the manufacturer and payable to clients when the prescriptions covered under contractual agreements with the manufacturers are dispensed; these amounts are not dependent upon future pharmaceutical sales. Included in accounts receivable is a contractual allowance for certain rebates receivable from manufacturers of $257.9 million and $381.2 million as of December 31, 2016 and 2015, respectively.

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If you have any questions or require any additional information with respect to the information above, please do not hesitate to contact me at (314) 996-0900.

Sincerely,

Express Scripts Holding Company

/s/ Eric R. Slusser
Eric R. Slusser
Executive Vice President and Chief Financial Officer

cc:	Timothy Wentworth, President and Chief Executive Officer